UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CVR Partners, LP

(Name of Issuer)

Common Units representing Limited Partner Interests

(Title of Class of Securities)

126633106

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126633106

1	Names of reporting persons GSO Cactus Credit Opportunities Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,609,706
	8	Shared voting power 0
	9	Sole dispositive power 1,609,706
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,609,706
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.4%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633106

1	Names of reporting persons Steamboat Nitro Blocker LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 625,348
	8	Shared voting power 0
	9	Sole dispositive power 625,348
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 625,348
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.6%
14	Type of reporting person (see instructions) OO

CUSIP No. 126633106

1	Names of reporting persons Steamboat Credit Opportunities Intermediate Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 625,348
	8	Shared voting power 0
	9	Sole dispositive power 625,348
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 625,348
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.6%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633106

1	Names of reporting persons GSO Coastline Credit Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 625,808
	8	Shared voting power 0
	9	Sole dispositive power 625,808
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 625,808
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.6%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633106

1	Names of reporting persons GSO ADGM II Nitro Blocker LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,115,513
	8	Shared voting power 0
	9	Sole dispositive power 2,115,513
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,115,513
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.9%
14	Type of reporting person (see instructions) OO

CUSIP No. 126633106

1	Names of reporting persons GSO Aiguille des Grands Montets Fund II LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,115,513
	8	Shared voting power 0
	9	Sole dispositive power 2,115,513
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,115,513
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.9%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633106

1	Names of reporting persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,133,335
	8	Shared voting power 0
	9	Sole dispositive power 1,133,335
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,133,335
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.0%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633106

1	Names of reporting persons GSO Credit-A Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,625,237
	8	Shared voting power 0
	9	Sole dispositive power 2,625,237
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,625,237
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.3%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633106

1	Names of reporting persons GSO Special Situations Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,851,669
	8	Shared voting power 0
	9	Sole dispositive power 4,851,669
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,851,669
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.3%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633106

1	Names of reporting persons GSO SSOMF Nitro Blocker LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,413,384
	8	Shared voting power 0
	9	Sole dispositive power 3,413,384
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,413,384
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.0%
14	Type of reporting person (see instructions) OO

CUSIP No. 126633106

1	Names of reporting persons GSO Special Situations Overseas Master Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,413,384
	8	Shared voting power 0
	9	Sole dispositive power 3,413,384
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,413,384
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.0%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633106

1	Names of reporting persons GSO Palmetto Opportunistic Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,133,335
	8	Shared voting power 0
	9	Sole dispositive power 1,133,335
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,133,335
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.0%
14	Type of reporting person (see instructions) OO

CUSIP No. 126633106

1	Names of reporting persons GSO Credit-A Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,625,237
	8	Shared voting power 0
	9	Sole dispositive power 2,625,237
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,625,237
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.3%
14	Type of reporting person (see instructions) OO

CUSIP No. 126633106

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,758,572
	8	Shared voting power 0
	9	Sole dispositive power 3,758,572
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,758,572
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.3%
14	Type of reporting person (see instructions) OO

CUSIP No. 126633106

1	Names of reporting persons Blackstone Holdings II L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,758,572
	8	Shared voting power 0
	9	Sole dispositive power 3,758,572
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,758,572
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.3%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633106

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 13,241,428
	8	Shared voting power 0
	9	Sole dispositive power 13,241,428
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 13,241,428
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.7%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633106

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 13,241,428
	8	Shared voting power 0
	9	Sole dispositive power 13,241,428
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 13,241,428
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.7%
14	Type of reporting person (see instructions) OO

CUSIP No. 126633106

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 13,241,428
	8	Shared voting power 0
	9	Sole dispositive power 13,241,428
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 13,241,428
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.7%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633106

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,000,000
	8	Shared voting power 0
	9	Sole dispositive power 17,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 17,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.0%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633106

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,000,000
	8	Shared voting power 0
	9	Sole dispositive power 17,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 17,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.0%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633106

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,000,000
	8	Shared voting power 0
	9	Sole dispositive power 17,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 17,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.0%
14	Type of reporting person (see instructions) OO

CUSIP No. 126633106

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,000,000
	9	Sole dispositive power 0
	10	Shared dispositive power 17,000,000
11	Aggregate amount beneficially owned by each reporting person 17,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.0%
14	Type of reporting person (see instructions) IN

CUSIP No. 126633106

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,000,000
	9	Sole dispositive power 0
	10	Shared dispositive power 17,000,000
11	Aggregate amount beneficially owned by each reporting person 17,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.0%
14	Type of reporting person (see instructions) IN

CUSIP No. 126633106

1	Names of reporting persons Stephen A. Schwarzman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,000,000
	8	Shared voting power 0
	9	Sole dispositive power 17,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 17,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.0%
14	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) representing limited partner interests in CVR Partners, LP, a Delaware limited partnership (the “Issuer”), having its principal executive offices at 2277 Plaza Drive, Suite 500, Sugar Land, Texas.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by:

•	(i) GSO Cactus Credit Opportunities Fund LP, which is a Delaware limited partnership, (ii) Steamboat Nitro Blocker LLC, which is a Delaware limited liability company, (iii) GSO Coastline Credit Partners LP, which is a Delaware limited partnership, (iv) GSO ADGM II Nitro Blocker LLC, which is a Delaware limited liability company, (v) GSO Special Situations Fund LP, which is a Delaware limited partnership, (vi) GSO SSOMF Nitro Blocker LLC, which is a Delaware limited liability company, (vii) GSO Palmetto Opportunistic Investment Partners LP, which is a Delaware limited partnership, (viii) GSO Credit A-Partners LP, which is a Delaware limited partnership, (collectively, with GSO Cactus Credit Opportunities Fund LP, Steamboat Nitro Blocker LLC, GSO Coastline Credit Partners LP, GSO ADGM II Nitro Blocker LLC, GSO Special Situations Fund LP, GSO SSOMF Nitro Blocker LLC and GSO Palmetto Opportunistic Investment Partners LP, the “GSO Funds”), (ix) Steamboat Credit Opportunities Intermediate Fund LP, which is a Cayman Islands limited partnership, (x) GSO Aiguille des Grands Montets Fund II LP, which is an Ontario, Canada limited partnership, (xi) GSO Special Situations Overseas Master Fund Ltd., which is a Cayman Islands company limited by shares, (xii) GSO Palmetto Opportunistic Associates LLC, which is a Delaware limited liability company, (xiii) GSO Credit-A Associates LLC, which is a Delaware limited liability company, (xiv) GSO Holdings I L.L.C., which is a Delaware limited liability company and (xv) GSO Capital Partners LP, which is a Delaware limited partnership (collectively, with Steamboat Credit Opportunities Intermediate Fund LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Overseas Master Fund Ltd, GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC, GSO Holdings I L.L.C. and the GSO Funds, the “GSO Entities”);

•	Bennett J. Goodman and J. Albert Smith III, each of whom is a United States citizen (collectively, the “GSO Executives”);

•	(i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings II L.P., which is a Delaware limited partnership, (iv) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (v) The Blackstone Group L.P., which is a Delaware limited partnership, and (vi) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the GSO Entities and GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154.

The principal business of the GSO Funds, Steamboat Credit Opportunities Intermediate Fund LP, GSO Aiguille des Grands Montets Fund II LP and GSO Special Situations Overseas Master Fund Ltd is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Palmetto Opportunistic Associates LLC is performing the functions of, and serving as, the general partner of GSO Palmetto Opportunistic Investment Partners LP. The principal business of GSO Credit-A Associates LLC is performing the functions of, and serving as, the general partner of GSO Credit-A Partners LP. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder in each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC and other affiliated entities.

The principal business of GSO Capital Partners LP is serving as the investment manager or advisor of each of GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Intermediate Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd. and other affiliated entities.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the special limited partner of GSO Capital Partners LP with the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C. and other affiliated entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Holdings I L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P., Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Stephen A. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman and Smith is serving as an executive of GSO Holdings I L.L.C. and GSO Capital Partners LP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 3.

Item 4.	Purpose of the Transaction.

The GSO Funds currently hold such shares for investment purposes, subject to the following.

The Reporting Persons intend to review on a continuing basis the GSO Funds’ investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of directors of the general partner of the Issuer (the “CVR Board”), members of management and/or other security holders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the CVR Board with a view to maximizing security holder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the

Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the CVR Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Based on information provided by the Issuer, the following disclosure assumes that there are 113,282,973 Common Units outstanding.

Based on this number of outstanding Common Units, the aggregate number and percentage of the Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

As of the date hereof, GSO Cactus Credit Opportunities Fund LP directly holds 1,609,706 Common Units, Steamboat Nitro Blocker LLC directly holds 625,348 Common Units, GSO Coastline Credit Partners LP directly holds 625,808 Common Units, GSO ADGM II Nitro Blocker LLC directly holds 2,115,513 Common Units, GSO Palmetto Opportunistic Investment Partners LP directly holds 1,133,335 Common Units, GSO Credit-A Partners LP directly holds 2,625,237 Common Units, GSO Special Situations Fund LP directly holds 4,851,669 Common Units and GSO SSOMF Nitro Blocker LLC directly holds 3,413,384 Common Units.

GSO Palmetto Opportunistic Associates LLC is the general partner of GSO Palmetto Opportunistic Investment Partners LP. GSO Credit-A Associates LLC is the general partner of GSO Credit-A Partners LP. GSO Holdings I L.L.C. is the managing member of each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC.

Steamboat Credit Opportunities Intermediate Fund LP is the sole member of Steamboat Nitro Blocker LLC. GSO Aiguille des Grands Montets Fund II LP is the sole member of GSO ADGM II Nitro Blocker LLC. GSO Special Situations Overseas Master Fund Ltd. is the sole member of GSO SSOMF Nitro Blocker LLC.

GSO Capital Partners LP serves as the investment manager or advisor of each of GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Intermediate Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd.

GSO Advisor Holdings L.L.C. is a special limited partner of GSO Capital Partners LP with investment and voting power over the securities beneficially owned by GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of each of Blackstone Holdings I L.P. and Blackstone Holdings II L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, each of Bennett J. Goodman and J. Albert Smith III may be deemed to have shared voting power and/or investment power with respect to the securities held by the GSO Funds.

Each such Reporting Person may be deemed to beneficially own the Common Units beneficially owned by the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Units and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 5.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Units during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the entry into the Agreement and Plan of Merger (the “Merger Agreement”) dated August 9, 2015 by and among the Issuer, Lux Merger Sub 1 LLC, Lux Merger Sub 2 LLC, Rentech Nitrogen Partners, L.P. and Rentech Nitrogen GP, LLC, on August 9, 2015, the GSO Funds (or certain of their affiliates), GSO Capital Partners LP and the Issuer entered into a certain Transaction Agreement, dated as of August 9, 2015 (the “GSO Transaction Agreement”), Rentech Inc. and certain of its affiliates (collectively, “Rentech”) entered into a certain Transaction Agreement, dated as of August 9, 2015, among the Issuer, Coffeyville Resources, LLC (“Coffeyville”), the sole member of the general partner of the Issuer, Rentech, Inc., Rentech Nitrogen Holdings, Inc. (“RNHI”) and DSHC, LLC (“DSHC”) (the “Rentech Transaction Agreement”), and the Issuer, Coffeyville, RNHI and DSHC entered into a Registration Rights Agreement, dated as of August 9, 2015 (the “Registration Rights Agreement”).

In connection with the completion of the transactions contemplated by the Merger Agreement (the “Merger”) on April 1, 2016, (a) Rentech received Common Units as merger consideration in respect of the interests it previously held in Rentech Nitrogen Partners, L.P., (b) RNHI, the GSO Funds (or certain of their affiliates), as lenders, and other parties thereto, entered into a certain Second Amended and Restated Term Loan Credit Agreement (the “Rentech Credit Agreement”), (c) the GSO Funds (or certain of their affiliates), GSO Capital Partners LP, and other parties thereto entered into a certain Preferred Equity Exchange and Discharge Agreement (the “Rentech Exchange Agreement”), and (d) the GSO Funds entered into a Joinder Agreement (the “Joinder Agreement”) whereby they agreed to be bound by, and became entitled to certain rights under, the Rentech Transaction Agreement and the Registration Rights Agreement, in each case, as described below.

Rentech Exchange Agreement

On April 1, 2016, pursuant to the Rentech Exchange Agreement, the GSO Funds (or certain of their affiliates) exchanged all Series E Convertible Preferred Stock of Rentech, Inc. held by them for 11,612,803 Common Units attributed to Rentech in connection with the merger consideration pursuant to the Merger Agreement with each Common Unit having an agreed value for this purpose equal to $7.75, $10,000,000 in cash, and $1,500,000 of accrued and unpaid dividends on such preferred shares.

Rentech Credit Agreement

Pursuant to the Rentech Credit Agreement, $50,000,000 in outstanding principal amount of certain loans issued by RNHI were repaid for consideration consisting of (a) 5,387,096 Common Units attributed to Rentech in connection with the merger consideration pursuant to the Merger Agreement with each Common Unit having an agreed value for this purpose equal to $7.75 and (b) the redesignation of $8,250,000 aggregate outstanding principal amount of Tranche A Loans into Tranche B Loans, which will remain outstanding. After giving effect to the foregoing, the outstanding principal amount of Tranche B Loans as of April 1, 2016 is

$53,250,000. Under the Rentech Credit Agreement, RNHI pledged to the administrative agent, as security for its obligations under the Rentech Credit Agreement, 7,179,996 of the Common Units Rentech obtained as merger consideration pursuant to the Merger.

Board Designation Rights

Pursuant to the Rentech Transaction Agreement, Rentech has the right to appoint two directors to the CVR Board as long as they and certain of their permitted assignees (including the GSO Funds and their affiliates) hold at least 15% of the outstanding Common Units and one director to the CVR Board so long as they and their permitted assignees (including the GSO Funds and their affiliates) hold at least 7.5% of the outstanding Common Units.

In connection with the transfers from Rentech to the GSO Funds described above, on April 4, 2016, the GSO Funds, GSO Capital Partners LP, Rentech, Inc., DSHC and RNHI entered into a certain Letter Agreement (the “Letter Agreement”), pursuant to which, among other things, Rentech assigned certain rights under the Rentech Transaction Agreement such that, for so long as any GSO Funds holds any Common Units:

•	to the extent Rentech, Inc., DSHC and/or RNHI, individually or collectively, has the right to designate two directors to the CVR Board under the Rentech Transaction Agreement, Rentech, Inc., DSHC and RNHI agree to permit GSO Capital Partners LP to name one of the two director designees; and

•	to the extent Rentech, Inc., DSHC and/or RNHI, individually or collectively, has the right to designate only one director to the CVR Board under the Transaction Agreement, Rentech, Inc., DSHC and RNHI agree to permit GSO Capital Partners LP to name such designee to the extent, and so long as, the GSO Funds hold more Common Units than Rentech, Inc., DSHC and RNHI, collectively.

On April 4, 2016, Mr. Patrick Fleury, a Managing Director of GSO Capital Partners LP and/or its affiliates, joined the CVR Board as the GSO Funds’ director designee. As a member of the CVR Board, Mr. Fleury may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Registration Rights Agreement

Under the Registration Rights Agreement and the Letter Agreement, pursuant to which the GSO Funds were assigned certain rights under the Registration Rights Agreement, among other things, subject to the terms of the Registration Rights Agreement, (i) after the closing of the Merger, the Issuer will cause a shelf registration statement covering all Common Units received by Rentech in the Merger, including the Common Units subsequently transferred to, and now held by, the Reporting Persons, to become effective no later than the 120 days following the closing date of the Merger, (ii) the GSO Funds will have “piggyback” registration rights and (iii) certain demand take-down rights to sell Common Units in underwritten offerings.

Pursuant to the Letter Agreement, the GSO Funds agreed to inquire with the Issuer regarding entry into an agreement directly with the Issuer with respect to the board representation rights and registration rights that have been assigned to them by Rentech under the Rentech Transaction Agreement and the Registration Rights Agreement.

Lock-up and Standstill Provisions

In connection with their receipt of Common Units from Rentech on April 1, 2016, following the Merger, the GSO Funds were required to agree to be bound by certain provisions of the Rentech Transaction Agreement. Pursuant to the GSO Transaction Agreement and the Rentech Transaction Agreement, the GSO Funds are subject to certain lock-up and standstill provisions in connection with the consummation of the Merger Agreement. Among other things, these provisions will, subject in each case to exceptions specified therein, (i) limit the ability of the GSO Funds to transfer the Common Units received by them under the Rentech Credit Agreement and Rentech Exchange Agreement for 180 days following closing of the Merger, and (ii) place restrictions on the GSO Funds’ ability to acquire additional Common Units (not including Common Units currently pledged as collateral under the Rentech Credit Agreement), propose certain transactions involving the Issuer and take certain actions to influence the management of the Issuer for one year following closing of the merger.

The description of the Rentech Credit Agreement, Letter Agreement, GSO Transaction Agreement, Rentech Transaction Agreement, Registration Rights Agreement and Joinder Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated April 11, 2016, among the Reporting Persons.

Exhibit B	Second Amended and Restated Term Loan Credit Agreement, dated as of April 1, 2016, among Rentech Nitrogen Holdings, Inc., the GSO Funds, as lenders, Credit Suisse AG, Cayman Islands Branch, as administrative agent and each other lender from time to time party thereto (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of Rentech, Inc. filed with the SEC on April 7, 2016).

Exhibit C	Letter Agreement, dated as of April 4, 2016, by and among the Issuer, DSHC, RNHI, the GSO Funds party thereto and GSO Capital Partners LP (incorporated by reference from Exhibit 10.4 to the Current Report on Form 8-K of Rentech, Inc. filed with the SEC on April 7, 2016).

Exhibit D	Transaction Agreement, dated as of August 9, 2015, by and among the Issuer, the GSO Funds party thereto, and GSO Capital Partners LP (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K of the Issuer, filed with the SEC on August 13, 2015).

Exhibit E	Transaction Agreement, dated as of August 9, 2015, by and among the Issuer, Coffeyville, Rentech, Inc., RNHI and DSHC (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed with the SEC on August 13, 2015).

Exhibit F	Registration Rights Agreement, dated as of August 9, 2015, by and among the Issuer, Coffeyville, RNHI and DSHC (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on August 13, 2015).

Exhibit G	Joinder Agreement, dated as of April 1, 2016, by the GSO Funds and the other parties thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2016

GSO Cactus Credit Opportunities Fund LP

By:	GSO Capital Partners LP,
its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Steamboat Nitro Blocker LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Manager

Steamboat Credit Opportunities Intermediate Fund LP

By:	GSO Capital Partners LP,
its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Coastline Credit Partners LP

By:	GSO Capital Partners LP,
its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO ADGM II Nitro Blocker LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Manager

[Schedule 13D/A – CVR Partners, LP]

GSO Aiguille des Grands Montets Fund II LP

By:	GSO Capital Partners LP,
its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Investment Partners LP

By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit A-Partners LP

By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP

By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D/A – CVR Partners, LP]

GSO SSOMF Nitro Blocker LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Manager

GSO Special Situations Overseas Master Fund Ltd.

By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Schedule 13D/A – CVR Partners, LP]

Blackstone Holdings II L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
By:	Stephen A. Schwarzman

[Schedule 13D/A – CVR Partners, LP]